Exhibit 4.6

AMENDMENT NO. 2

TO THE

1995 OMNIBUS STOCK AND INCENTIVE PLAN FOR AMERICREDIT CORP.

This Amendment No. 2 (“Amendment No. 2”) to the 1995 Omnibus Stock and Incentive Plan for AmeriCredit Corp. (the “Plan”) has been approved by the Compensation Committee of the Board of Directors of AmeriCredit Corp. (the “Company”) as of the effective date set forth below.

WHEREAS, the Compensation Committee has determined that it is in the best interests of the Company that certain amendments to the Plan should be adopted; and

WHEREAS, Messrs. Clifton H. Morris, Jr. and Daniel E. Berce have consented to the terms and provisions of this Amendment No. 2.

NOW, THEREFORE, the Plan is hereby amended in the following respects:

1.	Amendment to Section 2, “Definitions”

The following definitions under Section 2 are hereby revised in its entirety:

(g)	“Committee” shall mean the Compensation Committee appointed pursuant to the Plan by the Board of Directors of the Company, or the Board of Directors if no such Committee is appointed.

(l)	“Disability” shall mean a person (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

2.	Amendment to Section 14, “Acceleration on Change of Control”

The second sentence of Section 14 is hereby deleted in its entirety and amended so as to read as follows:

As used herein, the term “change of control of the Company” shall be deemed to have occurred (i) on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company, (ii) on the date that a majority of the members of the Company’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s Board of Directors prior to the date of the appointment or election or (iii) on the date any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately prior to such acquisition or acquisitions.

3.	Effective Date of Amendment No. 2.

This Amendment No. 2 was approved by the Compensation Committee of the Board of Directors on December 13, 2005 and shall be effective as of the same date.

/s/ Chris A. Choate
Chris A. Choate, Executive Vice President, Chief Financial Officer and Treasurer